

Mail Stop 4561

February 26, 2009

By U.S. Mail and Facsimile to: (212) 450-3779

Martin Ezequiel Zarich
Chief Financial Officer
BBVA Banco Frances S.A.
Reconquista 199
(C1003ABB) Buenos Aires
Republic of Argentina

> **Re:** **BBVA Banco Frances S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **File No. 001-12568**

Dear Mr. Zarich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Item 7. Major Shareholders and Related Party Transactions

Related Party Transactions, page 132

1.   We note that the company has not identified the names of the key management personnel included in the related party transactions table on page 134. In future filings, please identify the director, senior management member or other related

party required to be described by Item 7.B of Form 20-F who received the loan. In the alternative, please confirm that the company will comply with Instruction 2 or 3 to Item 7.B of Form 20-F, if applicable.

Exhibits 12.1 and 12.2
Section 302 Certifications

2.   We note that paragraphs 2, 3, 4 and 5 of your certifications included as Exhibits 12.1 and 12.2 to the Form 20-F contain modifications of the exact form of certification as set forth in the instructions to the exhibits in Form 20-F. For example, the certifications include a reference to the "Annual Report" rather than referring only to the "report" and use the word "registrant" instead of "company". In future filings, please ensure that the certifications are in the exact form as set forth in the instructions to the exhibits in Form 20-F, except as otherwise indicated in Commission statements or staff interpretations.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the

United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: Andres V. Gil
        Davis Polk & Wardwell
        (By facsimile)